Exhibit 99.1

Doma Holdings, Inc. Reports Strong First Quarter Earnings Driven by 83% Increase in Closed Orders

2021 Business Highlights: (1)

●	Total revenues of $128 million, up 80% versus Q1 2020

●	Closed orders of 33 thousand, up 83% versus Q1 2020

●	Retained premiums and fees of $57 million, up 52% versus Q1 2020

●	Gross profit of $26 million, up 98% versus Q1 2020

●	Adjusted gross profit of $29 million, up 101% versus Q1 2020

●	Added Wells Fargo, the nation’s largest bank mortgage originator, as a new Strategic & Enterprise Account

●	Expanded geographic footprint of Strategic and Enterprise Accounts channel to cover 75% of the country through adding Massachusetts, South Carolina, Texas, and Wisconsin

●	Announced plans to become publicly traded via merger with Capitol Investment Corp. V

SAN FRANCISCO / May 25, 2021 / Businesswire / - Doma Holdings, Inc. (“Doma” or the “Company”), a leading force for disruptive change in the real estate industry, today reported financial results and key operating data for the quarter ended March 31, 2021. Doma’s results demonstrate strong growth, market share gains, and the differentiated value of its technology-first approach to real estate transactions. This news comes on the heels of Doma entering into a business combination agreement in March 2021 with Capitol Investment Corp. V (NYSE: CAP, CAP WS and CAP.U) (“Capitol”), a publicly traded special purpose acquisition company.

“Doma is bringing proprietary machine learning technology to mortgage closings, enabling lenders and homeowners to benefit from a faster, less expensive, and all-around better closing experience,” said Max Simkoff, CEO of Doma. “Our first quarter results showed strong growth, exceeding our internal plan, and we expect our great execution and momentum to continue. As speed continues to be a huge differentiator for closing a mortgage and digital-first consumer experiences become the expected norm by homebuyers, we see tremendous potential for Doma to deliver significant value across the real estate transaction spectrum and we’re excited for what the future holds.”

First Quarter Results

Total revenues of $128 million increased by $57 million, or 80%, compared to the same period in 2020. Retained premiums and fees of $57 million increased by $20 million, or 52%, compared to the prior year period. The increase in total revenues and retained premiums and fees was driven by significant growth in closed orders from Doma’s direct business and strong growth from its third-party agent channels. The pace of growth also reflects Doma’s mission-oriented approach to selling based on value, enabled by the structural margin advantages of its machine intelligence-powered digital mortgage closing platform.

Closed orders amounted to approximately 33 thousand in the first quarter, representing an 83% increase compared to the prior year period, with closed orders for strategic and enterprise accounts increasing by 537%.

(1) Reconciliations of retained premiums and fees, adjusted gross profit, and the other measures used in this press release that are not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) to the nearest measures prepared in accordance with GAAP have been provided in this press release in the accompanying tables. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Excluding the impact of certain branches that were closed in the prior year in connection with the integration of the North American Title acquisition, retained premiums and fees and closed order growth would have been 68% and 106%, respectively.

GAAP Gross profit of $26 million increased by $13 million, or 98%, compared to the same period in 2020. Adjusted gross profit of $29 million increased by $15 million, or 101%, compared to the prior year period. The increase in both gross profit and adjusted gross profit resulted from significant growth in retained premiums and fees, as well as increased labor efficiency realized from productivity gains and the impact of the Doma Intelligence platform. The ratio of adjusted gross profit to retained premiums and fees increased to 51% in the first quarter of 2021 compared to 38% in the same period in the prior year.

Net loss improved by $5 million compared to the prior year. Adjusted EBITDA improved by $10 million, driven by higher adjusted gross profit.

“Our strong first quarter results reflect the inherent quality of the offering we have built, centered around our machine intelligence powered platform. Moreover, our growth trends and profitability measures have us on track to achieve our long-term financial targets,” stated Noaman Ahmad, CFO of Doma. “We demonstrated meaningful increases in closed order growth, retained premiums and fees, and profitability in this past quarter. We believe our planned salesforce and geographic expansion, together with increased marketing, will drive continued strong organic growth. The net proceeds from our transaction with Capitol are expected to further accelerate our growth by facilitating potential tuck-in acquisitions of local title agencies and broadening our product offering to include parts of the loan-closing process such as appraisal and home warranty. We look forward to achieving our vision of becoming a market leader revolutionizing the home ownership experience.”

Recent Business Highlights:

●	On May 6, 2021, Doma announced its expansion into Massachusetts, South Carolina, and Wisconsin, increasing coverage of its Doma Intelligence platform to approximately 75% of the United States based on gross written premium.

●	On May 18, 2021, Doma announced the addition of Wells Fargo, the nation’s largest bank mortgage originator and servicer, as a new Doma strategic and enterprise partner. The Doma Intelligence platform will enable Wells Fargo to remove key points of friction and frustration involved in the traditional way of fulfilling mortgages.

●	On May 20, 2021, Doma announced that it has broadened the capabilities of Doma Title, powered by its Doma Intelligence platform, to allow for a more streamlined closing process in Texas in accordance with the state’s strict regulatory requirements.

New Chairman of the Board

On March 25, 2021, Doma announced the appointment of Matt Zames as Chairman of its Board of Directors. Mr. Zames most recently served as President of Cerberus Capital Management, L.P. and was formerly COO at JPMorgan Chase & Co. He has been a member of Doma’s Board for several years, along with Lawrence H. Summers, Karen Richardson, Stuart Miller, Max Simkoff, and Charles Moldow.

Transaction with Capitol

On March 2, 2021, Doma entered into a definitive agreement to combine with Capitol in a business combination that will make Doma a publicly traded company. As part of the transaction, Capitol also raised a $300 million fully committed PIPE. The closing of the transaction and PIPE financing are subject to certain customary closing conditions, including, among others, regulatory review and approval by Capitol’s stockholders.

Non-GAAP Financial Measures

Some of the financial information and data contained in this presentation, such as retained premiums and fees, adjusted gross profit and adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Retained premiums and fees is defined as revenue less third-party agent retentions. Adjusted gross profit is defined as gross profit, plus depreciation and amortization. Adjusted EBITDA is defined as net loss before interest, income taxes, depreciation and amortization, and stock based compensation. Doma believes that the use of retained premiums and fees, adjusted gross profit and adjusted EBITDA provides an additional tool to assess operational performance and trends in, and in comparing Doma’s financial measures with, other similar companies, many of which present similar non-GAAP financial measures to investors. Doma’s non-GAAP financial measures may be different from non-GAAP financial measures used by other companies. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial measures determined in accordance with GAAP. Because of the limitations of non-GAAP financial measures, you should consider the non-GAAP financial measures presented herein in conjunction with Doma’s financial statements and the related notes thereto. Please refer to the non-GAAP reconciliations in this press release for a reconciliation of these non-GAAP financial measures to the most comparable financial measure prepared in accordance with GAAP.

Conference Call Information

Doma will host a conference call at 4:30 PM Eastern Time on Tuesday, May 25, 2021, to present its first quarter 2021 financial results.

The telephonic version of the call can be accessed by dialing:

Participant Toll Free Dial-In Number: (866) 968-0276

Participant International Dial-In Number: (236) 714-4007

Conference ID: 9383520

The live webcast of the call will be accessible on the Company’s website at doma.com/investors. Approximately two hours after conclusion of the live event, an archived webcast of the conference call will be accessible from the Investor Relations section of the Company’s website for twelve months.

About Doma

Doma (formerly States Title Holding, Inc.) is architecting the future of real estate transactions. The company uses machine intelligence and its patented technology solutions to transform residential real estate, making closings instant and affordable. Doma and its family of brands – States Title, North American Title Company (NATC) and North American Title Insurance Company (NATIC) – offer solutions for current and prospective homeowners, lenders, title agents, and real estate professionals that make closings vastly more simple and efficient, reducing cost and increasing customer satisfaction. Doma’s clients include some of the largest bank and non-bank lenders in the United States. In March 2021, Doma announced plans to become publicly traded via a merger with Capitol Investment Corp. V (NYSE: CAP, CAP WS and CAP.U). To learn more visit doma.com.

About Capitol Investment Corp. V

Capitol Investment Corp. V is a $345 million public investment vehicle with the mission to invest in and help build an industry-leading public company that will aim to deliver long-term value to shareholders. Capitol is led by Chairman and Chief Executive Officer, Mark D. Ein, and President and Chief Financial Officer, L. Dyson Dryden. The Capitol team has raised $1.5 billion in five SPACs since 2007 and closed four SPAC mergers. Capitol’s securities are listed on the New York Stock Exchange under the ticker symbols CAP, CAP WS and CAP.U.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Doma and Capitol. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as estimate, plan, project, forecast, intend, will, expect, anticipate, believe, seek, target or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading “Risk Factors,” and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this press release. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact: Chris Mammone | The Blueshirt Group for Doma | ir@doma.com

Media Contact: Martha Shaughnessy | The Key PR for Doma | press@doma.com

SOURCE Doma Holdings, Inc.

Non-GAAP Financial Measures

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Key operating data:
Opened orders	41	33
Closed orders	33	18
GAAP financial data:
Revenue(1)	127,796	$70,809
Gross profit(2)	26,414	13,357
Net loss	$(11,758)	$(16,586)
Non-GAAP financial data(3):
Retained premiums and fees	$57,458	$37,707
Adjusted gross profit	$29,121	$14,473
Ratio of adjusted gross profit to retained premiums and fees	51%	38%
Adjusted EBITDA	$(3,277)	$(12,875)

Retained premiums and fees

The following presents our retained premiums and fees and reconciles the measure to our gross profit, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Revenue	$127,796	$70,809
Minus:
Premiums retained by third-party agents	70,338	33,102
Retained premiums and fees	$57,458	$37,707
Minus:
Direct labor	17,979	16,314
Provision for claims	3,249	1,783
Depreciation and amortization	2,707	1,116
Other direct costs(1)	7,109	5,137
Gross Profit	$26,414	$13,357

(1) Includes title examination expense, office supplies, and premium and other taxes.

Adjusted gross profit

The following table reconciles our adjusted gross profit to our gross profit, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Gross Profit	$26,414	$13,357
Adjusted for:
Depreciation and amortization	2,707	1,116
Adjusted Gross Profit	$29,121	$14,473

Adjusted EBITDA

The following table reconciles our adjusted EBITDA to our net loss, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Net loss (GAAP)	$(11,758)	$(16,586)
Adjusted for:
Depreciation and amortization	2,707	1,116
Interest expense	3,360	2,112
Income taxes	125	175
EBITDA	$(5,566)	$(13,183)
Adjusted for:
Stock-based compensation	2,289	308
Adjusted EBITDA	$(3,277)	$(12,875)

Doma Holdings, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended March 31,
(In thousands, except share and per share information)	2021	2020
Revenues:
Net premiums written (1)	$107,992	$56,817
Escrow, other title-related fees and other	18,575	13,174
Investment, dividend and other income	1,229	818
Total revenues	$127,796	$70,809

Expenses:
Premiums retained by third-party agents (2)	$70,338	$33,102
Title examination expense	4,853	3,865
Provision for claims	3,249	1,783
Personnel costs	43,464	35,718
Other operating expenses	14,165	10,640
Total operating expenses	$136,069	$85,108

Loss from operations	$(8,273)	$(14,299)

Interest expense	3,360	2,112
Loss before income taxes	$(11,633)	$(16,411)

Income tax expense	125	175
Net loss	$(11,758)	$(16,586)

Earnings Per Share:
Net loss per share attributable to Doma Holdings, Inc. shareholders - basic and diluted	(1.05)	(1.58)
Weighted average shares outstanding Doma Holdings, Inc. common stock - basic and diluted	11,245,854	10,515,176

(1)	Net premiums written includes revenues from a related party of $24.7 million and $17.0 million during the three months ended March 31, 2021 and 2020, respectively.
(2)	Premiums retained by third-party agents includes expenses associated with a related party of $19.9 million and $13.9 million during the three months ended March 31, 2021 and 2020, respectively.

Doma Holdings, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands, except share information)	March 31, 2021	December 31, 2020

Assets
Cash and cash equivalents	$181,867	$111,893
Restricted cash	1,683	129
Investments:
Fixed maturities
Held-to-maturity debt securities, at amortized cost	65,298	65,406
Available-for-sale debt securities, at fair value (amortized cost $7,139 at December 31, 2020)	—	8,057
Equity securities, at fair value (cost $2,000 at December 31, 2020)	—	2,119
Mortgage loans	2,950	2,980
Total Investments	$68,248	$78,562
Receivables, net	15,256	15,244
Prepaid expenses, deposits and other assets	16,565	7,365
Fixed assets, net	25,143	21,661
Title plants	13,952	14,008
Goodwill	111,487	111,487
Trade names	1,341	2,684
Total Assets	$435,542	$363,033

Liabilities and Stockholders’ Equity
Accounts payable	$5,873	$6,626
Accrued expenses and other liabilities	28,225	33,044
Senior first lien note	133,131	—
Loan from a related party	—	65,532
Liability for loss and loss adjustment expenses	70,651	69,800
Total Liabilities	$237,880	$175,002

Commitments and contingencies (see Note 11)

Stockholders’ Equity:
Series A preferred stock, 0.0001 par value; 7,295,759 shares authorized; 7,295,759 shares issued and outstanding	$1	$1
Series A-1 preferred stock, 0.0001 par value; 12,975,006 shares authorized; 8,159,208 shares issued and outstanding	1	1
Series A-2 preferred stock, 0.0001 par value; 2,335,837 shares authorized; 2,335,837 shares issued and outstanding	—	—
Series B preferred stock, 0.0001 par value; 2,642,036 shares authorized; 2,642,036 shares issued and outstanding	—	—
Series C preferred stock, 0.0001 par value; 10,755,377 shares authorized; 10,119,484 shares issued and outstanding	1	1
Common stock, 0.0001 par value; 54,000,000 shares authorized; 10,920,847 and 10,480,902 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	1	1
Additional paid-in capital	288,539	266,464
Accumulated deficit	(90,881)	(79,123)
Accumulated other comprehensive income	—	686
Total Stockholders’ Equity	$197,662	$188,031
Total Liabilities and Stockholders’ Equity	$435,542	$363,033

Doma Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31
(In thousands)	2021	2020
Cash flow from operating activities:
Net loss	(11,758)	(16,586)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest expense - paid in kind	1,567	2,239
Depreciation and amortization	2,707	1,116
Stock-based compensation expenses	2,289	308
Amortization of debt issuance costs and original issue discount	347	—
Provision for doubtful accounts	350	148
Deferred income taxes	125	178
Net unrealized loss on equity securities	119	233
Realized gain on available for sale debt securities	(678)	—
Loss (gain) on disposal of fixed assets and title plants	4	(214)
Accretion of discounts on HTM securities	224	74
Change in operating assets and liabilities:
Accounts receivable	(542)	3,303
Prepaid expenses, deposits and other assets	(9,466)	(1,143)
Accounts payable	(2,452)	(569)
Accrued expenses and other liabilities	(3,011)	(4,842)
Liability for loss and loss adjustments expenses	852	(586)
Net cash used in operating activities	(19,323)	(16,341)
Cash flow from investing activities:
Proceeds from sales and maturities of investments: Held to Maturity	$8,005	$5,732
Proceeds from sales and maturities of investments: Available-for-Sale	7,817	—
Proceeds from sales and maturities of investments: Equity securities	2,000	—
Proceeds from sales and maturities of investments: Mortgage loans	30	17
Purchases of investments: Held to Maturity	(8,120)	(35,290)
Purchases of investments: Equity securities	—	(1,000)
Proceeds from sales of fixed assets	295	83
Purchases of fixed assets	(5,090)	(3,162)
Proceeds from sale of title plants and dividends from title plants	179	1,000
Net cash provided by (used in) investing activities	5,116	(32,620)
Cash flow from financing activities:
Proceeds from issuance of Series C preferred stock, net of financing costs	—	70,701
Proceeds from issuance of senior first lien note	150,000	—
Payments on loan from a related party	(65,532)	(27,227)
Exercise of stock options	1,267	24
Net cash provided by financing activities	85,735	43,498
Net change in cash and cash equivalents and restricted cash	71,528	(5,463)
Cash, cash equivalents and restricted cash at the beginning period	112,022	141,668
Cash and cash equivalents and restricted cash at the end of period	183,550	136,205
Supplemental cash flow disclosures:
Cash paid for interest	1,516	—
Supplemental disclosure of non-cash investing activities:
Unrealized gains on available-for-sale debt securities	(179)	9
Supplemental disclosure of non-cash financing activities:
Issuance of penny warrants related to the senior first lien note	18,519	—